

January 31, 2022

Mathieu Bonnet
Chief Executive Officer
Athena Pubco B.V.
Westervoortsedijk 73 KB
6827 AV Arnhem, the Netherlands

>   **Re: Athena Pubco B.V.**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed January 18, 2022**
>   **File No. 333-259916**

Dear Mr. Bonnet:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2022 letter.

Amendment No. 2 to Form F-4 filed January 18, 2022

Description of Allego's Securities and Articles of Association, page 237

1. Please revise your discussion of the warrants to be offered in this transaction to clearly describe the exclusive forum provision included in Exhibit 4.1. Please disclose the extent to which the exclusive forum provision applies to federal securities laws claims. If the provision applies to the Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that

the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also make conforming changes with regards to the exclusive forum provision in Exhibit 4.2, to the extent warrant holders may bring a claim under such agreement.

 Please contact Jennifer López Molina at 202-551-3792 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services